Exhibit 12.1

Global Partners LP
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Successor		Predecessor
	Year	October 4	January 1
	Ended	through	through
	December 31,	December 31,	October 3,	Year Ended December 31,
	2006	2005	2005	2004	2003	2002

Income before income taxes	$33,461	$10,394	$8,693	$17,309	$16,041	$5,986

Interest expense and amortized fees	12,305	3,078	7,495	5,082	2,222	2,431

Interest portion of rental expense	1,195	233	603	579	493	530

Earnings	$46,961	$13,705	$16,791	$22,970	$18,756	$8,947

Interest expense and amortized fees	$12,305	$3,078	$7,495	$5,082	$2,222	$2,431

Interest portion of rental expense	1,195	233	603	579	493	530

Fixed charges	$13,500	$3,311	$8,098	$5,661	$2,715	$2,961

Ratio or earnings to fixed charges	3.48	4.14	2.07	4.06	6.91	3.02